     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 7, 1997

                                                      REGISTRATION NO. 333-16245


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ___________

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  ___________

                  MOBILE TELECOMMUNICATION TECHNOLOGIES CORP.

             (Exact Name of Registrant as Specified in Its Charter)


             DELAWARE                                            64-0518209
  (State or Other Jurisdiction                                (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)


                             200 SOUTH LAMAR STREET
                          MTEL CENTRE, SOUTH BUILDING
                          JACKSON, MISSISSIPPI  39201
                                 (601) 944-1300

              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                             LEONARD G. KRISS, ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                             200 SOUTH LAMAR STREET
                          MTEL CENTRE, SOUTH BUILDING
                          JACKSON, MISSISSIPPI  39201
                                 (601) 944-1300

           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                  ___________
                                    COPY TO:
                            MARTHA E. MCGARRY, ESQ.
                             HOWARD L. ELLIN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000
                                  ___________

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

  If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                        CALCULATION OF REGISTRATION FEE


                                                                PROPOSED MAXIMUM          PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF                 AMOUNT                  OFFERING             AGGREGATE OFFERING          AMOUNT OF
   SECURITIES TO BE REGISTERED         TO BE REGISTERED       PRICE PER SECURITY(1)           PRICE (1)           REGISTRATION FEE
---------------------------------     ------------------     ----------------------     --------------------     ------------------
Series A 7.5% Cumulative Con-                30,000
 vertible Accruing Pay-In-Kind
 Preferred Stock, par
value $.01 per share ("Series A
 Preferred Stock")(2)

Series B 7.5% Cumulative                     12,500
Convertible Accruing Pay-In-
Kind Preferred Stock, par value
 $.01 per share ("Series B Pre-
  ferred Stock")(2)

Series C 7.5% Cumulative                     15,000
Convertible Accruing Pay-In-
Kind Preferred Stock, par value
$.01 per share ("Series C Pre-
 ferred Stock")(2)

Common Stock, par value $.01              3,187,797                  $12.75                   $40,644,412           $12,317(4)
per share, issuable upon con-
version of the Series A Pre-
 ferred, Series B Preferred and
 Series C Preferred(3)

_______________
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sale prices of the Common Stock on November 11, 1996, as reported by the Nasdaq National Market.

(2) The PIK Preferred Stock being registered includes additional shares of PIK Preferred Stock which may be issued from time to time as dividends on the currently outstanding PIK Preferred Stock.

(3) Represents shares of Common Stock that may be issued to Selling Stockholders or to persons who acquire shares of PIK Preferred Stock from time to time upon conversion of the PIK Preferred Stock being registered hereunder. The conversion price for the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is $17.90, $18.19 and $18.19 per share, respectively. Since no separate consideration will be received in respect of such conversion, no additional registration fee is required.

(4) Registration fee in the amount of $12,317 was previously paid to cover the registration of 3,187,797 shares.
                                  ___________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                   SUBJECT TO COMPLETION, DATED JULY 7, 1997

PROSPECTUS

                  MOBILE TELECOMMUNICATION TECHNOLOGIES CORP.

  30,000 SHARES OF SERIES A 7.5% CUMULATIVE CONVERTIBLE ACCRUING PAY-IN-KIND
                                PREFERRED STOCK

  12,500 SHARES OF SERIES B 7.5% CUMULATIVE CONVERTIBLE ACCRUING PAY-IN-KIND
                                PREFERRED STOCK

  15,000 SHARES OF SERIES C 7.5% CUMULATIVE CONVERTIBLE ACCRUING PAY-IN-KIND
                                PREFERRED STOCK

                       3,187,797 SHARES OF COMMON STOCK

   This Prospectus relates to (a) 30,000 shares of Series A 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of Mobile Telecommunication Technologies Corp., a Delaware corporation ("Mtel" or the "Company"), (b) 12,500 shares of Series B 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock (the "Series B Preferred Stock") of the Company, and (c) 15,000 shares of Series C 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock (the "Series C Preferred Stock", and together with the Series A Preferred Stock and Series B Preferred Stock, the "PIK Preferred Stock") of the Company, which, in each case, may be offered and sold from time to time by and for the account of certain
stockholders of the Company (the "Selling Stockholders").   See "Selling
Stockholders".   This Prospectus also relates to 3,187,797 shares of common stock, par value $.01 per share (the "Common Stock") of the Company which are issuable upon conversion of the PIK Preferred Stock by Selling Stockholders or to persons who acquire shares of PIK Preferred Stock. The shares of Common Stock and PIK Preferred Stock are collectively referred to herein as the "Offered Shares".

   The Common Stock is quoted on the Nasdaq National Market ("Nasdaq National Market") under the symbol "MTEL." Application will be made to have all of the shares of Common Stock issuable upon conversion of the PIK Preferred Stock approved for quotation on the Nasdaq National Market. There is currently no trading market for the PIK Preferred Stock. On July [ ], 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $[ ] per share.

   The Selling Stockholders may sell the Offered Shares directly, through agents, underwriters or dealers as designated from time to time, on the Nasdaq National Market or such other national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, through negotiated transactions or through a combination of such methods or otherwise including distributions from time to time by a Selling Stockholder to its partners (or stockholders). The Selling Stockholders may sell their Offered Shares on terms to be determined at the time of sale at market prices prevailing at the time of the sale or at negotiated prices. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of any of the Offered Shares by the Selling Stockholders.

   The Company has agreed to pay substantially all the expenses incurred by the Selling Stockholders and the Company incident to the registration of the Offered Shares (the "Offering") and to indemnify the Selling Stockholders and certain agents, brokers and underwriters against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

 SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE OFFERED SHARES OFFERED HEREBY.
                                  ___________
         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR  ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                                  ___________

                 The date of this Prospectus is July __, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement (with exhibits), as well as such reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and at the following Regional Offices of the Commission:
7 World Trade Center, 13th Floor, New York, New York, 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street. N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information at http://www.sec.gov. The Common Stock is listed on The Nasdaq National Market and such reports, proxy and information statements and other information concerning the Company can be inspected and copied at The Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and this offering, reference is made to the Registration Statement, including the exhibits filed therewith, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549. Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or other document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the applicable document filed with the Commission.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates by reference into this Prospectus the documents listed below:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K"); and

     (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and




     (3) The amended description of the Common Stock contained in the Company's Form 8 Amendment to the Registration Statement on Form 10 under the Exchange Act, filed with the Commission on April 4, 1989, as amended by any amendment or report filed for the purpose of amending such description.

     All subsequent annual, quarterly and other reports filed by the Registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of Common Stock or PIK Preferred Stock hereunder shall be deemed to be incorporated by reference into this Prospectus.

     The Company hereby undertakes to provide, without charge, to each person to whom a copy of this Prospectus has been delivered, upon the written request of any such person, a copy of any and all of the documents or other information that have been or may be incorporated herein by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference. Requests for such documents should be directed to Leonard G. Kriss, Esq., Senior Vice President, General Counsel and Secretary of the Company, at the Company's principal executive offices at 200 South Lamar Street, Mtel Centre, South Building, Jackson, Mississippi 39201, telephone (601) 944-1300.

     All information appearing in this Prospectus or in any document incorporated herein by reference is not necessarily complete, is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein and should be read together with such information and documents.

     Any statements contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                  THE COMPANY

     The Company is a leading provider of nationwide and international messaging services to mobile professionals. Mtel's principal operations include one-way messaging services in the United States, advanced messaging services on narrowband personal communication services ("Narrowband PCS") network and international one-way messaging services. The Company, through its wholly-owned subsidiary, SkyTel Corp. ("SkyTel"), provides one-way messaging services in the United States by means of SkyTel's ground-based transmitter system, leased satellite facilities and proprietary messaging technology and software utilizing two dedicated channels on the 931 MHz frequency (collectively, the "931 MHz Frequencies") licensed by the Federal Communications Commission ("FCC").

     In September 1995, the Company launched commercial operation of the first nationwide wireless messaging network in the United States that utilizes frequencies licensed by the FCC for Narrowband PCS. This network utilizes a proprietary system architecture designed and developed by the Company and offers various communications services, including acknowledgment messaging, wireless two-way messaging and information services. See "Risk Factors."

     The Company's executive offices are located at: 200 South Lamar Street, Mtel Centre, South Building, Jackson, Mississippi 39201 and its telephone number is (601) 944-1300.

                                  RISK FACTORS

     An investment in the shares of Common Stock or PIK Preferred Stock offered hereby involves a high degree of risk. In addition to the information contained elsewhere in this Prospectus, prospective purchasers should carefully consider the following risk factors concerning the Company and its business in evaluating an investment in the Common Stock or PIK Preferred Stock offered hereby.

HISTORY OF LOSSES

     The Company incurred net losses of approximately $171.8 million and $52.0 million for the years ended December 31, 1996 and 1995, respectively, and approximately $21.4 million for the three-month period ended March 31, 1997, primarily as a result of developmental expenses, depreciation and amortization and marketing costs related to SkyTel's nationwide messaging operations and the Company's continuing international development efforts. Additionally, substantial capital expenditures were required during 1995 and 1996 related to the construction and development of the Narrowband PCS network, the purchase of messaging units required to support significant growth in SkyTel one-way units in service and the development of international activities. Management expects the Company to incur operating losses during the remainder of 1997 as a result of continuing start-up losses related to Narrowband PCS and continuing losses associated with its international operations, many of which are also in the early stages of development.

NEW TECHNOLOGY AND EXPANSION

     The Company has invested approximately $377.6 million in assets and spectrum related to the Narrowband PCS network at December 31, 1996, and the Company expects to incur significant capital expenditures to continue the development and expansion of the network and to procure messaging units for its subscriber base. Management believes that the Company's investment in the assets of Narrowband PCS will be recovered through future operating cash flows of Narrowband PCS. The ability of Narrowband PCS to generate sufficient levels of operating cash flow is dependent on the addition of a significant number of units in service, market acceptance of the product and the availability of sufficient capital resources to continue the development of the network and the funding of its operating losses. Management's estimates of the cash flows generated by Narrowband PCS and the capital resources needed and available to complete its development could change, and such change could differ materially from the estimates used to evaluate the Company's ability to realize its investment.

UNCERTAINTY OF MARKET ACCEPTANCE OF NARROWBAND PCS

     As is the case with the development and introduction of any new technology, customer acceptance of the technology may be slow and commercially acceptable performance levels may not be achieved on a consistent basis until a period of stabilization and optimization has been completed. The Company believes that the performance of the Narrowband PCS network following commercial launch in September 1995 did not meet the Company's high standards for reliability and performance, and that system performance has affected the level of customer acceptance of Narrowband PCS services. The Company continued its efforts during 1996 to optimize and improve the reliability and performance of the narrowband PCS network, and has worked extensively with Motorola, Inc. to improve components of the infrastructure equipment which the Company believes has enhanced network performance. During 1996, the Company also expanded the coverage of the Narrowband PCS network in major metropolitan areas to meet customer needs, and plans to continue to expand network coverage during 1997. The Company believes that improved network performance, reliability and coverage, together with new product offerings and more effective distribution, will result in increasing levels of units in service on the Narrowband PCS network during 1997. However, the Company's ability to achieve adequate levels of net unit additions on the Narrowband PCS network will depend upon the success of the direct, reseller and other distribution channels, the commercial acceptability of the advanced messaging services available on the Narrowband PCS network and the competitive environment, including pricing, for competing services.

ADDITIONAL CAPITAL REQUIREMENTS

     The Company's business plan calls for substantial growth in its SkyTel one-way and Narrowband PCS subscriber bases and for continued development and expansion of the Narrowband PCS network. This growth requires the availability of significant capital resources to fund capital expenditures for network expansion and messaging unit additions. Growth in the subscriber bases of both one-way messaging and Narrowband PCS will also be required in order for the Company to achieve consolidated operating profitability and positive operating cash flows. If such subscriber growth is not achieved or adequate capital resources are not available, the Company may not be able to complete its business plan or remain in compliance with its borrowing agreements.

     On March 27, 1997, SkyTel and the bank group completed an amendment (the "Amendment") to its bank credit facility (the "Amended Credit Facility"). The Amended Credit Facility limits the amount of borrowing available thereunder to $175 million, increasing to $190 million upon receipt of confirmation by the bank group that the Company is in compliance with all covenants described in the Credit Agreement as of June 30, 1997 and increasing to $200 million upon receipt of confirmation of such compliance as of September 30, 1997. Additional availability thereafter will be subject to the approval of the Company's 1998 business plan by the banks holding at least 66 2/3% of the total outstanding borrowings under this facility. The Company's borrowing availability will remain at $200 million until December 31, 1998 at which time borrowing availability will decrease to $175 million if the bank group has not approved additional availability in accordance with the preceding sentence.

     Borrowings under the Amended Credit Facility bear interest at the option of SkyTel at (i) the alternate base rate (as defined in the Amended Credit Facility) plus 2.0% or (ii) the London Interbank Offering Rate ("LIBOR") plus 3.0% through December 31, 1997. Borrowings thereafter bear interest at the option of SkyTel at the alternate base rate plus an additional margin of 1.0% to 2.0% or the LIBOR plus an additional margin of 2.0% to 3.0%, in each case with the applicable margin being based upon the ratio of the Company's consolidated total debt to the annualized cash flow of SkyTel for the two preceding quarters.

     The Amendment also amended certain financial and operating covenants contained in the original bank loan agreement to align these covenants with the Company's 1997 business plan which was approved by the bank group. For example, the Amendment requires the Company to comply with a ratio of total sources of funds on a consolidated basis (which is defined as the sum of consolidated cash flows, unrestricted cash and cash equivalents, unused availability under the Amended Credit Facility, any net reduction in consolidated net working capital and the net cash proceeds received from permitted asset sales or the issuance of equity securities or subordinated debt permitted under the Amended Credit Facility) to total uses of funds on a consolidated basis (which is defined as the sum of consolidated capital expenditures, interest expense, net principal repayments, cash taxes actually paid and any other cash expense) on a quarterly basis commencing with the quarter ending March 31, 1997. If the Company fails to comply with this covenant for any quarterly period, the Company will have the opportunity to correct such failure by consummating certain sales of non-strategic assets or capital markets transactions within 90 days following the end of such period.

     During the first quarter of 1997, SkyTel repaid $5.0 million of outstanding borrowings under its Amended Credit Facility, resulting in a balance of $130.5 million in borrowings outstanding under the Amended Credit Facility as of March 31, 1997. Letters of credit in the amount of $13.0 million had been issued under the Amended Credit Facility as of March 31, 1997, and the credit available under the facility has been reduced by a corresponding amount. As of March 31, 1997, the Company had borrowing availability under the Amended Credit Facility of approximately $31.5 million.

POTENTIAL ADVERSE EFFECTS OF COMPETITION

     The Company experiences competition in its SkyTel one-way messaging services and its Narrowband PCS network markets. Such competitors include MobileMedia, Motorola, Paging Network, Inc. ("PageNet"), Airtouch, Inc., AT&T Wireless Services, Inc. ("AT&T") and certain Bell operating companies. Certain of SkyTel's competitors in the United States such as AT&T, Motorola and PageNet possess substantially greater financial resources than the Company and could have a substantial competitive impact on SkyTel. The Company also expects to experience competition from companies providing wireless messaging services based on technology that is different from Narrowband PCS technology including:
(i) broadband PCS; (ii) the existing two-way data networks operated by Ardis and RAM; (iii) specialized mobile radio services ("SMR") such as Nextel Communications Corporation's ESMR network; (iv) cellular and paging carriers; and (v) cellular digital packet data ("CDPD"), a protocol to send data over existing analog cellular networks. Continuing technological advances in the communications industry and regulatory and legislative developments make it impossible to predict the extent of future competition in the businesses in which the Company operates. Such technological advances and regulatory and legislative developments may, for example, make available other alternatives to the services provided by the Company, thereby creating additional sources of competition.

REGULATORY UNCERTAINTY

     SkyTel's one-way and two-way messaging operations in the United States, as well as most of the Company's other domestic businesses, are subject to regulation by the FCC under the Communications Act of 1934, as amended. The Company's international subsidiaries and joint ventures also generally require governmental authorizations in each country to provide local, nationwide and international messaging services, and the Company may be required in certain countries to obtain governmental approvals prior to making an investment in a subsidiary or joint venture. Changes in the regulation of or the enactment of legislation affecting the Company's domestic or international operations or the allocation of spectrum for services that compete with such businesses could adversely affect the Company's results of operations.

RISKS ASSOCIATED WITH HOLDING COMPANY STRUCTURE

     The Company serves primarily as a holding company for its operating subsidiaries. Because the operations of the Company are conducted primarily through its subsidiaries, the Company's cash flow and its ability to service debt, including the Company's 13 1/2% Senior Notes due 2002 (the "Senior Notes"), are dependent upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries in the form of loans, dividends or otherwise.

     SkyTel's bank credit facility restricts the ability of SkyTel and the Company's other subsidiaries to pay dividends or make other distributions to the Company. In addition, the ability of the Company's subsidiaries to make such payments will be subject to applicable state law as well as the laws of foreign jurisdictions.

UNCERTAINTY WITH RESPECT TO PAYMENT OF DIVIDENDS

     The Company has never paid dividends on the Common Stock and the Company does not intend to pay any such dividends in the foreseeable future.


                                USE OF PROCEEDS

     All of the shares of Common Stock and PIK Preferred Stock being offered hereby are being offered by the Selling Stockholders. The Company will not receive any proceeds from the sale of Common Stock or PIK Preferred Stock by such Selling Stockholders.


                                DIVIDEND POLICY

     The Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, its capital requirements and financial condition. It is the current intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations, and accordingly, the Board of Directors does not expect to declare or pay any dividends in the foreseeable future. With respect to the Preferred Stock, the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are each entitled to receive dividends, subject to certain limitations, out of funds legally available therefor at an annual rate of 7.5% (or $75 per share of Series A Preferred Stock), accruable quarterly as of each March 15, June 15, September 15 and December 15. The Company will have the option, however, to pay dividends on the Series A Preferred Stock in the form of additional shares of Series A Preferred Stock through the later of the fifth anniversary of the date of issuance or until cash dividends are permitted under the Company's Amended Credit Facility and the indenture relating to the Senior Notes. Dividends on the Series A Preferred Stock will be cumulative and will accrue from the date of original issue. The Company will have the option to determine the timing of the actual declarations and payment of such dividends.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information as of the date of this Prospectus, including, the names of the Selling Stockholders, the number of shares of Common Stock and Preferred Stock beneficially owned by such stockholders and the number of Offered Shares offered by each stockholder. The PIK Preferred Stock was acquired by the Selling Stockholders directly from the Company in a series of private placements during the first and second quarters of 1996. Because the Selling Stockholders may sell all or part of their shares of Common Stock or Preferred Stock offered hereby, no estimate can be given as to the number of shares of Common Stock or Preferred Stock that will be held by any Selling Stockholder upon termination of any offering made hereby.

                                                                                      SHARES TO BE
                                                                                       REGISTERED
NAME OF SELLING                                   SHARES BENEFICIALLY OWNED PRIOR       HEREBY IN
STOCKHOLDER                        SECURITY             TO OFFERING /(1)(2)/        OFFERING/ (1)(2)/
------------------            ------------------  --------------------------------  -----------------
                                                         NUMBER        PERCENT/(3)/
                                                  ------------------  --------------
Microsoft Corporation         Series A Preferred            25,000           83.0%              25,000

                              Common Stock               3,151,032/(4)/       5.79%          1,396,648

Kleiner, Perkins, Caufield    Series A Preferred             4,875           16.25%              4,875
 & Byers VII, L.P.
                              Common Stock                 272,347            *                272,346


KPCB Information              Series A Preferred               125            *                    125
Sciences Zaibatsu
Fund II                       Common Stock                   6,983            *                  6,983

Chase Securities Inc.         Series B Preferred            10,000           80.0%              10,000

                              Series C Preferred             7,000           46.67%              7,000

                              Common Stock                 934,580            1.72%            934,580

High Point Keller             Series B Preferred             2,500           20.0%               2,500
Limited Partnership
                              Common Stock                 312,138/(5)/       *                137,438


The Oppenheimer               Series C Preferred             5,000           33.33%                500
Bond Fund For Growth
                              Common Stock                 409,431/(6)/       *                274,877


                                                                                      SHARES TO BE
                                                                                       REGISTERED
NAME OF SELLING                                   SHARES BENEFICIALLY OWNED PRIOR       HEREBY IN
STOCKHOLDER                        SECURITY             TO OFFERING /(1)(2)/        OFFERING/ (1)(2)/
------------------            ------------------  --------------------------------  -----------------
                                                         NUMBER        PERCENT/(3)/
                                                  ------------------  --------------

John N. Palmer                Series C Preferred             1,500           10.0%               1,500

                              Common Stock               1,913,122/(7)/       3.51%             82,463

Jai P. Bhagat                 Series C Preferred               500            3.33%                500

                              Common Stock                 487,326/(8)/       *                 27,488

OMC Realty Corporation        Series C Preferred               500            3.33%                500
 Profit Sharing Plan and
 Trust/(9)/                   Common Stock                 265,700/(10)/      *                 27,488



St. Dominic Health            Series C Preferred               500            3.33%                500
Services, Inc.
                              Common Stock                  27,488            *                 27,488
                                                         ---------
                 Total        Series A Preferred            30,000
                              Series B Preferred            12,500
                              Series C Preferred            15,000
                                    Common Stock         7,780,147
                                                         =========


-------------
*  Less than 1%.

/1/ May be increased to include shares of PIK Preferred Stock acquired as dividends. See "Description of Capital Stock."

/2/ May be increased to include shares of Common Stock acquired through conversion of PIK Preferred Stock. See "Description of Capital Stock."

/3/ Applicable percentage of ownership is based on 54,457,855 shares of Common Stock outstanding on April 30, 1997.

/4/ Includes 1,396,648 shares of Common Stock issuable upon conversion of the Series A Preferred. Gregory B. Maffei, the Treasurer of the Microsoft Corporation, was elected a Director of the Company in May 1995. Mr. Maffei beneficially owns 5,000 shares of Common Stock and 50,000 shares of Common Stock obtainable upon exercise of options.

/5/ Includes (a) 137,438 shares of Common Stock issuable upon conversion of the Series B Preferred, (b) 32,000 shares of Common Stock owned by R.B. Keller and (c) 84,700 options to acquire shares of Common Stock owned by Richard
     B. Keller II.

/6/ Includes (a) 274,876 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and (b) 134,554 shares of Common Stock issuable upon conversion of the $2.25 Cumulative Convertible Exchangeable Preferred Stock.

/7/ Includes (a) 82,463 shares of Common Stock issuable upon conversion of the Series C Preferred and (b) 1,275,000 shares of Common Stock obtainable as of March 1, 1996 or within 60 days thereof by Mr. Palmer exercisable of options.

/8/ Includes (a) 27,488 shares of Common Stock issuable upon conversion of the Series C Preferred and (b) 398,338 shares of Common Stock obtainable as of March 1, 1996 or within 60 days thereof by Mr. Bhagat upon exercise of options.

/9/ Shares are held by R. Faser Triplett M.D. and Don Q. Mitchell, M.D. in their capacity as acting trustees of OMC Realty Corporation Profit Sharing Plan and Trust. Dr. Triplett has been a director of the Company since May of 1989. Dr. Triplett is an officer, director and a majority owner of a corporation that provides travel related services to the Company and to which the Company paid approximately $3.6 million in 1995. A substantial portion of this amount represents reimbursement to this corporation for payments made to third-party vendors.

/10/ Includes (a) 27,488 shares of Common Stock issuable to OMC Realty
     Corporation Profit Sharing Plan and Trust upon conversion of the Series C Preferred, (b) 107,600 shares owned by Mr. Triplett in his individual capacity, (c) 70,000 shares of Common Stock obtainable by Dr. Triplett in his individual capacity upon exercise of options, (d) 11,448 shares of Common Stock owned by Dr. Triplett's children, (e) 24,132 shares of Common Stock owned by the Mississippi Allergy Clinic, P.A. Trust and (f) 900 shares of Common Stock held by Dr. Triplett's wife. The OMC Realty Corporation Profit Sharing Plan and Trust disclaims beneficial ownership of the Common Shares owned by Dr. Triplett, his wife and children and the other trusts in which Dr. Triplett acts as trustee.

-------------------------

     Except for John N. Palmer and Jai P. Bhagat, none of the Selling Stockholders has held any position, office or material relationship with the Company or any of its affiliates within the past three years. Mr. Palmer has served as Chairman of the Board of Directors since October 1988 and he also served as Chief Executive Officer of the Company from October 1988 until May 1995. Mr. Palmer also served as acting Chief Executive Officer from January 1996 until August 1996.

     Jai P. Bhagat served as Vice Chairman of the Company since May 1995 and Executive Vice President since 1988. In March 1995, Mr. Bhagat sold his 40% equity interest in, and Mr. Bhagat and his wife resigned as directors and officers of, a company located in Jackson, Mississippi that provides pager repair and maintenance services to a subsidiary of the Company. Through the period January 1995 through March 1995, the Company's subsidiary paid Mr. Bhagat's former company an aggregate of approximately

$527,003 for such services. In addition, during the same period, Mr. Bhagat's former company purchased obsolete equipment from the Company for an aggregate consideration of approximately $256,000. In 1994, the Company also loaned Mr. Bhagat $400,000 on an unsecured interest-free basis in connection with the relocation of his residence in January 1994. Mr. Bhagat repaid this loan in full in April 1996.

     Gregory B. Maffei is the Treasurer of the Microsoft Corporation, one of the Selling Stockholders.


                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED STOCK

     The Restated Certificate of Incorporation authorizes the issuance of 100,000,000 shares, consisting of 75,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), of the Company, of which 54,457,855 shares of Common Stock and 3,807,500 shares of Preferred Stock were issued and outstanding as of April 30, 1997. The Board of Directors of the Company is authorized to provide for the issuance of Preferred Stock from time to time in one or more series, and by filing a certificate (a "Preferred Stock Designation") pursuant to the General Corporation Law of the State of Delaware (the "DGCL"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The Common Stock is subject to the express terms of the Preferred Stock and any series thereof.

COMMON STOCK

     The holders of the Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Company Board of Directors with respect to any series of the Preferred Stock, the holders of such shares exclusively possess all voting power. The Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of the Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of the Common Stock when issued are fully paid and nonassessable and the holders thereof do not have preemptive rights. As of April 30, 1997, 54,457,855 shares of the Common Stock were issued and outstanding.

PREFERRED STOCK

     The Restated Certificate of Incorporation of the Company authorizes the Board of Directors to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions of the Preferred Stock as the Board, in its sole discretion, may determine without further vote or action by the stockholders. The rights, preferences, privileges, and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or could adversely affect the rights and powers, including voting rights, of holders of Common Stock.

     The existence of the Preferred Stock, and the power of the Board of Directors of the Company to set its terms and issue a series of Preferred Stock at any time without stockholder approval, could have certain anti-takeover effects. These effects include that of making the Company a less attractive target for a "hostile" takeover bid or rendering more difficult or discouraging the making of a merger proposal, assumption of control through the acquisition of a large block of Common Stock or removal of incumbent management, even if such actions could be beneficial to the stockholders of the Company.

     The description set forth below of the terms and conditions of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are only meant to be summaries and are qualified in their entirety by reference to the Certificates of Rights and Preferences of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, respectively, each of which were filed as exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, as filed with the Commission on May 15, 1996.

     Series A 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock.

     30,000 shares of Series A 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock (the "Series A Preferred Stock") have been authorized, of which 30,000 shares have been issued and are outstanding, as of the date of this Prospectus, in connection with a private placement.

     The holders of the Series A Preferred Stock are entitled, subject to certain limitations, to receive dividends out of funds legally available therefor at an annual rate of 7.5% (or $75 per share of Series A Preferred Stock), accruable quarterly as of each March 15, June 15, September 15 and December 15. The Company will have the option, however, to pay dividends on the Series A Preferred Stock in the form of additional shares of Series A Preferred Stock through the later of the fifth anniversary of the date of issuance or until cash dividends are permitted under the Company's Amended Credit Facility and the indenture relating to the Senior Notes. Dividends on the Series A Preferred Stock will be cumulative and will accrue from the date of original issue. The Company will have the option to determine the timing of the actual declarations and payment of such dividends.

     The Series A Preferred Stock ranks junior in right of payment to the Company's outstanding $2.25 Cumulative Convertible Exchangeable Preferred Stock (the "$2.25 Preferred Stock") and any other series of Preferred Stock established by the Board of Directors which provide that such securities shall rank senior to Series A Preferred Stock and pari passu to the Series B Preferred Stock and Series C Preferred Stock. In the event of any liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock will be entitled to receive, following payment in full to the holders of the $2.25 Preferred Stock of all amounts to which such holders are entitled, a liquidation preference in the amount of $1,000 per share of Series A Preferred Stock, plus accrued and unpaid dividends, before any payment is made or assets are distributed to holders of the Common Stock or any other class of stock of the Company ranking junior to the Series A Preferred Stock as to rights upon liquidation, dissolution or winding up of the Company.

     Except as required by law or with respect to the creation or amendment of senior classes of Preferred Stock, holders of Series A Preferred Stock will not have voting rights unless quarterly dividends on the Company's $2.25 Preferred Stock are in arrears for two consecutive quarters, in which case, the number of directors of the Company will be increased by one and the holders of Series A Preferred Stock along with the Series B Preferred Stock and Series C Preferred Stock and any other classes of stock which ranks on parity with the Series A Preferred Stock, voting separately as a class, will be entitled to elect one director until the dividend arrearage has been paid. In the event quarterly dividends on the Company's $2.25 Preferred Stock are in arrears for four consecutive quarters, the number of directors of the Company will be increased again by one, and the holders of Series A Preferred Stock, along with the Series B Preferred Stock and Series C Preferred Stock and any other classes of stock which ranks on parity with the Series A Preferred Stock, will be entitled to elect an additional director. The Company is not subject to a sinking fund provision with respect to the Series A Preferred Stock.

     Each share of Series A Preferred Stock is convertible at any time at the option of the holder into 55.87 shares of Common Stock of the Company (an effective conversion price of $17.90 per share of Common Stock), subject to adjustment upon the occurrence of certain events. The Company may redeem the Series A Preferred Stock, in whole or in part, (a) after April 1, 1997, if the average trading price of the Common Stock for any 20 business day period equals or exceeds 175% of the conversion price, or (b) after April 1, 1998, in each case, at $1,000 per share, plus accrued and unpaid dividends. The Company is obligated to redeem 25% of the originally issued Series A Preferred Stock on April 1, in each of the years 2003 through 2005, at $1,000 per share, plus accrued and unpaid dividends, which, at the Company's option, may be paid in either cash or in shares of Common Stock. The Company is obligated, to the extent permitted by the Amended Credit Facility and the indenture relating to the Senior Notes, to redeem all remaining shares of Series A Preferred Stock on April 1, 2006 at $1,000 per share, plus accrued and unpaid dividends. In the event of a change in control, the Series A Preferred Stock is redeemable at the holder's option at $1,000 per share, plus accrued and unpaid dividends.

     As of the date of this Prospectus, no shares of Common Stock have been issued by the Company upon conversion of shares of Series A Preferred Stock.

     Series B 7.5% Cumulative Accruing Pay-In-Kind Preferred Stock.

     130,000 shares of Series B 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock (the "Series B Preferred Stock") have been authorized, of which 12,500 shares have been issued and are, as of the date of this Prospectus, outstanding. The terms and conditions of the Series B Preferred Stock are identical to the terms and conditions of the Series A Preferred Stock, except as follows: (i) each share of Series B Preferred Stock is convertible at any time at the option of the holder into 54.98 shares of Common Stock of the Company (an effective conversion price of $18.19 per share of Common Stock), subject to adjustment upon the occurrence of certain events; (ii) the Company may redeem the Series B Preferred Stock, in whole or in part, (a) after April 17, 1997, if the average trading price of the Common Stock for any 20 business day period equals or exceeds 175% of the conversion price, or (b) after April 17, 1998, in each case, at $1,000 per share plus accrued and unpaid dividends; (iii) the Company is obligated to redeem 25% of the originally issued Series B Preferred Stock on April 17, in each of the years 2003 through 2005, at $1,000 per share, plus accrued and unpaid dividends, which, at the Company's option, may be paid in either cash or in shares of Common Stock; and (iv) the Company is obligated, to the extent permitted by the Amended Credit Facility and the indenture related to the Senior Notes, to redeem to all remaining shares of Series B Preferred Stock on April 1, 2006 at $1,000 per share, plus accrued and unpaid dividends.

     As of the date of this Prospectus, no shares of Common Stock have been issued by the Company upon conversion of shares of Series B Preferred Stock.

     Series C 7.5% Cumulative Accruing Pay-In-Kind Preferred Stock.

     130,000 shares of Series C 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock (the "Series C Preferred Stock") have been authorized, of which 15,000 shares have been issued and, as of the date of this Prospectus, are outstanding. The terms and conditions of the Series C Preferred Stock are identical to the terms and conditions of the Series A Preferred Stock, except as follows: (i) each share of Series C Preferred Stock is convertible at any time at the option of the holder into 54.98 shares of Common Stock of the Company (an effective conversion price of $18.19 per share of Common Stock), subject to adjustment upon the occurrence of certain events; (ii) the Company may redeem the Series C Preferred Stock, in whole or in part, (a) after May 7, 1997, if the average trading price of the Common Stock for any 20 business day period equals or exceeds 175% of the conversion price, or (b) after May 7, 1998, in each case, at $1,000 per share plus accrued and unpaid dividends; (iii) the Company is obligated to redeem 25% of the originally issued Series A Preferred Stock on May 7, 1996 in each of the years 2003 through 2005, at $1,000 per share, plus accrued and unpaid dividends, which, at the Company's option, may be paid in either cash or in shares of Common Stock; and (iv) the Company is obligated, to the extent permitted by the Amended Credit Facility and the indenture related to the Senior Notes, to redeem all remaining shares of Series C Preferred Stock on April 1, 2006 at $1,000 per share, plus accrued and unpaid dividends.

     As of the date of this Prospectus, no shares of Common Stock have been issued by the Company upon conversion of shares of Series C Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services L.L.C. is the transfer agent and registrar for the Common Stock and PIK Preferred Stock.


                              PLAN OF DISTRIBUTION

     The Offered Shares are being registered by the Company at the request of the Selling Stockholders.

     Pursuant to this Prospectus, the Offered Shares may be sold by the Selling Stockholder directly, though agents, underwriters or dealers as designated from time to time while the Registration Statement to which this Prospectus relates is effective, on the Nasdaq National Market or such other national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, through negotiated transactions or through a combination of such methods or otherwise including distributions from time to time by a Selling Stockholder to its partners (or stockholders). The Selling Stockholders may sell their Offered Shares on terms to be determined at the time of sale at market prices prevailing at the time of sale or at negotiated prices.

     Although none of the Selling Stockholders has advised the Company of the manner in which it currently intends to sell the Offered Shares pursuant to this Prospectus, the Selling Stockholders may choose to sell all or a portion of such Offered Shares from time to time in any manner described herein.

The methods by which the Offered Shares may be sold by the Selling Stockholder include: (i) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the Nasdaq National Market or such other national securities exchange or interdealer quotation system on which the Offered Shares are then listed, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices; (ii) to underwriters who will acquire Offered Shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time); (iii) directly by the Selling Stockholders or through brokers or agents in private sales at negotiated prices; or (iv) by any other legally available means. In addition, any Offered Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     Offers to purchase Offered Shares may also be solicited by agents designated by the Selling Stockholders from time to time. Underwriters or other agents participating in an offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

     There is currently no established trading market for the PIK Preferred Shares, and it is uncertain whether there will be a trading market for the PIK Preferred Shares. It is not presently anticipated that the PIK Preferred Shares will be listed for trading on the Nasdaq National Market or otherwise.

     At the time a particular offering of any Offered Shares is made hereunder, to the extent required by law, a Prospectus Supplement will be distributed which will set forth the number of Offered Shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for any Offered Shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or paid to dealers.

     In order to comply with the securities laws of certain jurisdictions, the Offered Shares offered hereby will be offered and sold hereunder in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Offered Shares offered hereby may not be offered or sold hereunder unless the Offered Shares have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and complied with.

     The Company has been advised that, as of the date hereof, the Selling Stockholders have made no arrangement with any broker for the sale of their Common Stock. The Selling Stockholders and any underwriters, brokers or dealers involved in the sale of the Common Stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the Common Stock as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock offered hereby may not simultaneously engage in market making activities with respect to the Common Stock for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Registering Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which may limit the timing of purchases and sales by the Selling Stockholders. The foregoing may limit the marketability of the shares of Common Stock and the ability of any underwriter, broker, dealer or agent to engage in market making activities.

     The Company will pay substantially all the expenses incurred by the Selling Stockholders and the Company incident to the Offering, but excluding any underwriting discounts, fees and commissions.

     In addition, pursuant to the Amended and Restated Registration Rights Agreement, by and among the Company and the Selling Stockholders (the "Registration Rights Agreement"), the Company has agreed to indemnify the Selling Stockholders, their officers, directors and agents and each person who controls such Selling Stockholder (and each underwriter and selling broker) against certain liabilities, including liabilities under the Securities Act, which may be incurred in connection with the sale of the Common Stock and PIK Preferred Stock under this Prospectus. In addition, the Selling Stockholders have agreed to indemnify the Company against certain liabilities. The Registration Rights Agreement also provides for rights of contribution if such indemnification is not available.

     The Company has informed the Selling Stockholders of the need for delivery of copies of this Prospectus under certain circumstances.


                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

          The following table sets for the Company's ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

                                    Three Months
                                    Ended             Fiscal Years Ended December 31,
                                    March 31, 1997    1996  1995  1994    1993  1992
                                   ----------------   ----  ----  ----    ----  ----
Ratio of Earnings as Combined            (1)           (1)   (1)   (1)     (1)   (1)
 Fixed Charges and Preferred
 Stock Dividends


The ratio of earnings to combined fixed charges and preferred stock dividends is calculated by dividing earnings before income taxes plus fixed charges by the sum of (a) fixed charges which consist of interest expense, amortization of financing costs and the portion of rental expense which is deemed to be representative of the interest component of rental expense and (b) preferred stock dividends.

 (1) Earnings did not cover fixed charges by $23,393,000, $184,889,000, $87,606,000 and $33,231,000 for the three months ended March 31, 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. The ratio of earnings to fixed charges and preferred stock dividends for the years ended December 31, 1993 and 1992 was 1.88 and 1.14, respectively.

                                 LEGAL MATTERS

     The validity of the Common Stock and PIK Preferred Stock offered hereby will be passed upon for the Company by Leonard Kriss, Esq., Senior Vice President, General Counsel and Secretary of the Company.


                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon their report thereon given upon the authority of such firm as experts in accounting and auditing.


No dealer, salesperson or other person has been
authorized to give any information or to make
any representations other than those contained in
this Prospectus or any related Prospectus Supple-
ment in connection with the offer contained
herein, and, if given or made, such information                       Mobile Telecommunication
or representations must not be relied upon as                            Technologies Corp.
having been authorized. Neither this Prospectus
nor any related Prospectus Supplement consti-
tutes an offer of any securities other than those
to which it relates or an offer to sell, or a solici-
tation of an offer to buy, those to which it re-
lates in any jurisdiction to any person to whom it                3,187,797 shares of Common Stock
is unlawful to make such offer in such jurisdic-
tion.  Neither the delivery of this Prospectus nor            30,000 shares of Series A 7.5% Cumulative
any related Prospectus Supplement at any time                                Convertible
shall imply that the information herein or therein              Accruing Pay-In-Kind Preferred Stock
is correct as of any time subsequent to its date.
               -----------------                               12,500 Shares of Series B 7.5% Cumulative
                                                                             Convertible
               TABLE OF CONTENTS                                 Accruing Pay-In-Kind Preferred Stock

                                                   Page        15,000 Shares of Series C 7.5% Cumulative
                                                   ----                       Convertible
                                                                 Accruing Pay-In-Kind Preferred Stock
Available Information................................ 2                      ____________
Incorporation of Certain Documents                                            PROSPECTUS
     by Reference.................................... 2                      ____________
The Company.......................................... 3
Risk Factors......................................... 4
Use of Proceeds...................................... 7
Dividend Policy...................................... 7
Selling Stockholders................................. 8
Description of Capital Stock........................ 11
Plan of Distribution................................ 14
Ratio of Earnings to Combined Fixed Charges
    and Preferred Stock Dividends................... 16
Legal Matters....................................... 17
Experts............................................. 17


=========================================================         ============================================

PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The expenses incurred by the Company in connection with this Offering are estimated to be as follows. All amounts except the SEC registration fee and the Nasdaq additional listing fee are estimated.

                SEC registration fee             $12,317
                Nasdaq additional listing fee..   17,500
                Accounting fees and expenses...       --
                Legal fees and expenses........   15,000*
                Blue sky fees and expenses.....       --
                Miscellaneous..................       --

                   Total.......................  $44,817
                                                 =======

___________
* Estimated.

     The Company agreed to pay all expenses incident to the issuance and registration of the Common Stock and Preferred Stock being registered hereby. The Company did not agree to pay any out-of-pocket expenses incurred by any of the Selling Stockholders, or any underwriting discounts, commissions, brokerage fees or transfer taxes payable in connection with the sale and distribution of any of the shares of Common Stock or PIK Preferred Stock, all of which shall be paid by each of the respective Selling Stockholders with respect to its/his own shares of Common Stock or PIK Preferred Stock.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Set forth below is a description of certain provisions of the Company's Restated Certificate of Incorporation, the Company's Bylaws and the DGCL, as such provisions related to the indemnification of the directors and officers of the Company. This description is intended only as a summary and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, the Company's Bylaws and the DGCL.

     Elimination of Liability in Certain Circumstances

     The Restated Certificate of Incorporation provides that to the full extent permitted by the DGCL or any other applicable laws presently or hereinafter in effect, no director of the Company shall be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Company. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) any transaction from which the director derived an improper personal benefit.

     While the Restated Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, the Restated Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or recision based on a director's breach of the duty of care. The provisions the Restated Certificate of Incorporation as described above apply to officers of the Company only if they are directors of the Company and are acting in their capacity as directors, and does not apply to officers of the Company who are not directors.

     Indemnification

     The indemnification of officers and directors of the Company is governed by
Section 145 of the DGCL which permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful.

     No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him.

     In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority vote of a quorum consisting of the directors who were not parties to the action or, if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

     Article EIGHTH of the Restated Certificate of Incorporation provides indemnification to directors and officers to the full extent permitted from time to time by the DGCL or any other applicable laws as presently or hereafter in effect, thereby affording the directors and officers of the Company the protection available to directors and officers of Delaware corporations. Article EIGHTH of the Restated Certificate of Incorporation also authorizes the Company to enter into one or more agreements with any person which provide for indemnification greater or different than that provided in Article EIGHTH.

     The Company has obtained directors, and officers, liability and company reimbursement insurance which, among other things, provides $25 million of coverage for (i) payment on behalf of its officers and directors against loss as defined in the policy stemming from acts committed by directors and officers in their capacity as such and (ii) payment on behalf of the Company against such loss but only when the Company shall be required or permitted to indemnify directors or officers for such loss pursuant to statutory or common law or pursuant to duly effective certificate of incorporation provisions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits

     The following exhibits are filed as part of this Registration Statement. Where such filing is made by incorporation by reference to a previously filed statement or report, such statement or report is identified in parentheses.

Exhibit
  No.                        Description
-------                      -----------

3.1 Restated Certificate of Incorporation of Mtel (Exhibit 3.3 to the Registration Statement on Form 10 filed on November 18, 1988 and effective on December 29, 1988) (*)

3.2 Bylaws of Mtel, as amended (Exhibit 3.4 to the Registration Statement on Form 10 of Mtel filed on November 18, 1988 and effective on December 29,
        1988) (*)

4.1 Certificate of Designations of Series C Junior Participating Preferred Stock of Mtel (Exhibit 3 to the Registration Statement on Form 8-A of Mtel filed on August 3, 1989) (*)

4.14 Certificate of Designation of the Series A 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock of Mtel (Exhibit 4.1 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March, 1996)
        (*)

4.15 Certificate of Designation of the Series B 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock of Mtel (Exhibit 4.2 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March, 1996)
        (*)

4.16 Certificate of Designation of the Series C 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock of Mtel (Exhibit 4.3 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March, 1996)
        (*)

5. Opinion of Leonard Kriss, Esq. regarding legality of the sale of the shares being registered

10.26 Form of Stock Purchase Agreement relating to the Sale of the Series A, Series B and Series C 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock (Exhibit 10.1 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996) (*)

10.27 Stockholder Agreement, dated as of March 29, 1996, by and between the Company and Microsoft Corporation (Exhibit 10.2 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996) (*)

10.28 Form of Registration Rights Agreement relating to the Series A, Series B and Series C 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock (Exhibit 10.3 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996) (*)

12      Statement regarding computation of ratios

23.1    Consent of Arthur Andersen L.L.P.

25 Powers of Attorney (set forth on the signature pages of the Registration Statement) (*)

--------------------

  (*)   Exhibit is being incorporated by reference as indicated.


ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant is the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person is connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes: (1) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi, on the 7th day of July 1997.

                  MOBILE TELECOMMUNICATION TECHNOLOGIES CORP.

                  By: /s/ John T. Stupka
                     ---------------------------------------------
                     John T. Stupka
                     President and Chief Executive Officer





  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.



       Signature                             Title                             Date
       ---------                             -----                             ----
        /s/ John N. Palmer*           Chairman of the Board                  July 7, 1997
------------------------------------
          John N. Palmer
       /s/ John T. Stupka*            Director; President and Chief Ex-      July 7, 1997
------------------------------------  ecutive Officer (principal executive
         John T. Stupka               officer)

       /s/ Robert Kaiser*             Senior Vice President-Finance;         July 7, 1997
------------------------------------  Chief Financial Officer (principal
         Robert Kaiser                financial and accounting officer)

       /s/ Jai P. Bhagat*                           Director                 July 7, 1997
------------------------------------
         Jai P. Bhagat

                                                    Director
------------------------------------
       Gregory B. Maffei

       /s/ Haley Barbour*                           Director                 July 7, 1997
------------------------------------
          Haley Barbour


       Signature                             Title                             Date
       ---------                             -----                             ----
       /s/ Thomas G. Barksdale*                     Director                 July 7, 1997
------------------------------------
         Thomas G. Barksdale

       /s/ R. Faser Triplett*                       Director                 July 7, 1997
------------------------------------
         R. Faser Triplett

       /s/ R. Gerald Turner*                        Director                 July 7, 1997
------------------------------------
         R. Gerald Turner

                                                    Director
------------------------------------
         E. Lee Walker

       /s/ John E. Welsh III*                       Director                 July 7, 1997
------------------------------------
         John E. Welsh III

* By: /s/ Leonard G. Kriss
     ------------------------------------
        Leonard G. Kriss
        Attorney-In-Fact

                                  Exhibit List
                                  ------------


Exhibit
 No.                                     Description
------                                   -----------

3.1 Restated Certificate of Incorporation of Mtel (Exhibit 3.3 to the Registration Statement on Form 10 filed on November 18, 1988 and effective on December 29, 1988) (*)

3.2 Bylaws of Mtel, as amended (Exhibit 3.4 to the Registration Statement on Form 10 of Mtel filed on November 18, 1988 and effective on December 29, 1988) (*)

4.1 Certificate of Designations of Series C Junior Participating Preferred Stock of Mtel (Exhibit 3 to the Registration Statement on Form 8-A of Mtel filed on August 3, 1989) (*)

4.2 Certificate of Designation of the Series A 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock of Mtel (Exhibit 4.1 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996) (*)

4.3 Certificate of Designation of the Series B 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock of Mtel (Exhibit 4.2 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996) (*)

4.4 Certificate of Designation of the Series C 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock of Mtel (Exhibit 4.3 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996) (*)

5. Opinion of Leonard Kriss, Esq. regarding legality of the sale of the shares being registered

10.1 Form of Stock Purchase Agreement relating to the Sale of the Series A, Series B and Series C 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock (Exhibit 10.1 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996) (*)

10.2 Stockholder Agreement, dated as of March 29, 1996, by and between the Company and Microsoft Corporation (Exhibit 10.2 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996) (*)

10.3 Form of Registration Rights Agreement relating to the Series A, Series B and Series C 7.5% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock (Exhibit 10.3 to Mtel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996) (*)

12        Statements regarding computation of ratios

23.1      Consent of Arthur Andersen L.L.P.

24 Powers of Attorney (set forth on the signature pages of the Registration Statement) (*)

--------------

  (*)  Exhibit is being incorporated by reference as indicated.